Blue Heaven Coffee, Inc.

304 South Jones Boulevard

Unit 8925

Las Vegas, Nevada 89107

May 18, 2023

VIA EDGAR

Nicholas Nalbantian

Office of Trade and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Heaven Coffee, Inc. Offering Statement on Form 1-A Commission File No. 024-12248

Dear Mr. Nalbantian:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement on Form 1-A be accelerated and that the Offering Statement be declared qualified Monday, May 22, 2023, at 3:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement on Form 1-A will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Justin De Four

Justin De Four

Chief Executive Officer

Blue Heaven Coffee, Inc.